August 18, 2005

VIA EDGAR AND FACSIMILE

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-4561

RE:

Inland Retail Real Estate Trust, Inc.

Form 10-K for the year ended December 31, 2004

Filed March 15, 2005

File No. 000-30413

Dear Ms. van Doorn:

We make reference to your comment letter dated August 5, 2005 regarding the above-referenced filing.  Please find below our response to your comment.  For your convenience we have duplicated the text of your comment before the response.

Form 10-K for the year ended December 31, 2004

Financial Statements and Notes

Consolidated Statements of Cash Flows, page 63

1.

We note your disclosure in Note 5 on page 78 that you account for payments received under your master lease agreements related to certain acquisitions as a reduction in the purchase price of the respective property rather than as rental income.  We also note that you include the cash received under this master lease agreement as an adjustment to net income (loss) when arriving at net cash provided by operating activities.  Please advise us why you have classified cash received under this master lease agreement as cash flow from operating activities rather than cash flow from investing activities.  In addition, your classification of this item as "rental income" should be revised to a title that is more consistent with how you are accounting for this transaction.

We have correctly reflected payments received under master agreements as cash flow from investing activities in our Form 10-Q for the six months ended June 30, 2005 which we filed on July 29, 2005.  We believe the presentation of payments received under master lease agreements is not material for the three years presented in our Form 10-K for the year ended December 31, 2004 and the periods presented in our Form 10-Q for the three months ended March 31, 2005.

Ms. van Doorn

Inland Retail Real Estate Trust, Inc. Response

August 18, 2005

We also intend to change the description to "Payments received under master lease agreements" to be more consistent with how we account for such payments.  This change will be reflected beginning with the filing of our Form 10-Q for the quarter ended September 30, 2005.

All comparable periods reported in our future Form 10-K and Form 10-Q filings will include the new description and reflect the proper reclassification as cash flow from investing activities.

In connection with our response to your comments we acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the fillings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested, in addition to supplying our response to you directly via facsimile, the above comments and response has been filed on EDGAR as of August 12, 2005.  We believe our response in this letter fully addresses your concerns as articulated in your letter of August 5, 2005.  Please feel free to contact me directly at 630-368-2204 if I can be of any further assistance.

Sincerely,

INLAND RETAIL REAL ESTATE TRUST, INC.

/s/ James W. Kleifges

James W. Kleifges

Vice President and Chief Financial Officer

Copy:

Barry L. Lazarus, Chief Executive Officer

David Kaufman, Esq., Duane Morris

Jeff Gordon, KPMG